EXHIBIT A

STELIOS AND POLYS HAJI-IOANNOU COMMENT ON ISS REPORT

ISS Notes Issues with the Value of the Transaction and Management’s Process

Stelios and Polys Believe Stelmar Shareholders Likely to Reach Different Conclusion

New York, November 5, 2004—Stelios Haji-Ioannou, founder of Stelmar Shipping Ltd (NYSE:SJH), and Chairman of EasyGroup (which includes EasyJet, Plc) (LSE: EZJ), and Polys Haji-Ioannou said today that they believe Institutional Shareholder Services (“ISS”) reached the wrong conclusion in its recommendation regarding Stelmar’s acquisition by Fortress Investment Group (“Fortress”).

Stelios Haji-Ioannou said, “We are perplexed by ISS’ decision, particularly given the fact that we believe its recommendation is inconsistent with the points ISS raises in its analysis. In its report, ISS notes that the Stelmar – Fortress transaction eliminates Stelmar shareholders’ ability to benefit from the forward momentum of the industry. Further, ISS questions the transparency of Stelmar’s auction process and notes that Stelmar management may have squandered the opportunity to obtain greater value for shareholders from another bidder. ISS also acknowledges that management interfered with the rights of shareholder by making self-serving amendments to the company’s bylaws. We are convinced that the Stelmar – Fortress transaction is NOT in the best interest of shareholders and as two of the largest shareholders of the company, we intend to vote our shares against the transaction and urge our fellow Stelmar shareholders to do the same.”

In its report, ISS noted:

•	“The cash consideration of $38.55 per share will not allow shareholders to participate in any potential upside at a time when the tanker business is thriving and share prices are rallying.” *

•	“… we would prefer to have had greater disclosure on the mechanics of the auction process, including details on the discussions with alternative bidders. Also, we wonder whether requiring definitive closed bids prevented the company from maximizing the value of the offers where bidders were unable to submit further bids.” *

•	“It appears that the OMI deal caught Stelmar’s management off guard, which in hindsight may have led them to lose an offer that could have been more lucrative to all shareholders.” *

•	“… the current charter prices may suggest that the underlying value of Stelmar’s assets may be greater than implied by its share price. Given the average contract life of two years (based on conversations with management), we can infer that a significant proportion of the charter contracts will be up for renewal within a year and therefore could benefit from the current high charter prices.” *

In commenting on management’s decision to amend Stelmar’s bylaws and eliminate shareholders’ ability to take action outside of the company’s regularly scheduled annual meetings, ISS noted in its report that:

“... we believe that limitations on written consent and restrictions on special meetings are contrary to shareholder interests as they severely constrain the ability of shareholders to act independently or can serve as a means to entrench management.” *

*Permission to use quotations neither sought nor obtained.

IMPORTANT INFORMATION

Stelshi Holding Ltd. and Stelphi Holding Ltd. will file a proxy statement as exhibits to their Schedules 13D on file with the Securities and Exchange Commission urging other shareholders of Stelmar Shipping Ltd. to vote against the proposed merger between Stelmar and Fortress Investment Group LLC, which has been endorsed by Stelmar’s management in their proxy solicitation distributed to shareholders of Stelmar on Stelmar’s Form 6-K filed on October 15, 2004, in connection with a special meeting of shareholders of Stelmar in relation to the proposed Fortress merger and other matters that may arise, to be held on November 16, 2004. Stelshi and Stelphi have also sent a letter to shareholders urging them to vote “against” the merger, which contains many of the key points that will be described in more detail in the proxy statement, and such letter can be found as Exhibit A to their Schedules 13D/A filed with the SEC on November 3, 2004.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

THE PROXY STATEMENT (WHEN IT BECOMES AVAILABLE) WILL BE, AND THE AFOREMENTIONED LETTER IS, AVAILABLE FOR FREE AT WWW.SEC.GOV, ALONG WITH ANY OTHER RELEVANT DOCUMENTS. YOU MAY ALSO OBTAIN A FREE COPY OF THE PROXY STATEMENT (WHEN IT BECOMES AVAILABLE) OR THE LETTER BY CONTACTING MACKENZIE PARTNERS AT 212-929-5500, OR TOLL-FREE AT (800) 322-2885, OR BY SENDING AN EMAIL TO proxy@mackenziepartners.com.

INFORMATION REGARDING THE NAMES OF PERSONS WHO MAY BE DEEMED TO BE PARTICIPANTS IN THIS SOLICITATION OF STELMAR’S SHAREHOLDERS, AND THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS AVAILABLE IN THE PARTICIPANTS’ SCHEDULES 13D FILED WITH THE SEC, AS AMENDED FROM TIME TO TIME.

Stelshi and Stelphi have retained MacKenzie Partners, Inc., a proxy solicitation firm, in order to assist it in communicating with Stelmar shareholders in connection with Stelmar’s November 16, 2004 special meeting of shareholders to vote on the proposed merger with Fortress. Stelshi and Stelphi are communicating with Stelmar shareholders by means of an exemption under the federal proxy rules. Stelshi and Stelphi urge all Stelmar shareholders to protect the value of their investment by voting against Fortress’ efforts to buy Stelmar at a discounted price.

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Analysts and Institutions Contacts:

Charlie Koons/Mark Harnett

MacKenzie Partners

(212) 929-5500

Media Contacts:

Joele Frank/Sharon Goldstein

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

jf@joelefrank.com/srg@joelefrank.com